

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 21, 2015

Derek Diasti
Chief Executive OfficerRegar
Sun Dental Holdings, LLC
1800 9th Avenue N.
St. Petersburg, Florida 33713

> **Re: Sun Dental Holdings, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 6, 2015**
> **File No. 024-10475**

Dear Mr. Diasti:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Part II

Offering Statement

Revenues, page 50

1.   We note your response to prior comment 9. Please clarify what the volume of accounts information is intended to convey.   For example, does the volume of accounts for each period mean the number of accounts as of the end of that period or the number of new accounts obtained during that period? If it means the number of new accounts obtained, as indicated by your response, clarify whether you continue to serve all accounts you previously obtained and explain how the current customer relationship data on page 46 and elsewhere in your document relates to the volume of accounts information.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Darrell C. Smith, Esq.